                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           ---------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION STATEMENT PURSUANT TO RULES 13d-1(a) AND 13d-2(a)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. )(1)

                               NORSTAR GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   656 541 208
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Harry F. DiFrancesco, c/o NorStar Group, Inc.
             6365 N.W. 6th Way, Suite 160, Fort Lauderdale, FL 33309
                               Tel: (954) 772-0240
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    01/27/00
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report th e acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                               (Page 1 of 5 Pages)

--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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_______________________________________________________________________________

CUSIP No.  656 541 208            SCHEDULE 13D              Page 2 of 5 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Harry F. DiFrancesco
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY

______________________________________________________________________________

    4      SOURCE OF FUNDS*
           PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   1,500,000
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   1,500,000
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,500,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.7%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          IN
______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  SCHEDULE 13D

Item 1

              Title of Securities. Common Stock, par value, $0.01 per share. Name of Issuer. NorStar Group, Inc.
              Address of Issuer's Principal Executive Office.
              6365 N.W. 6th Way, Suite 160, Fort Lauderdale, FL 33309

Item 2

         (a) Name of Person Filing. This Schedule 13D is being filed for Harry F. DiFrancesco ("DiFrancesco")

         (b) Address of Principal Business Office. The principal business office of DiFrancesco is 6365 N.W. 6th Way, Suite 160, Fort Lauderdale, FL 33309

         (c) DiFrancesco is President and Chairman of the Board for NorStar Group, Inc.

         (d) During the last five years, DiFrancesco has not been convicted in any criminal proceeding.

         (e) During the last five years, DiFrancesco has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

         (f)  Citizenship. DiFrancesco is a United States citizen.

Item 3        DiFrancesco purchased the shares from his own personal funds.
              He paid a total of $1500 for the 1,500,000 shares.

Item 4 DiFrancesco purchased these shares for investment purposes only. He has no plans, nor is he aware of any plans, to change the control of the Company.

Item 5.  Ownership

         (a) Amount Beneficially Owned. As of the date hereof DiFrancesco owned 1,500,000 shares of the issuer's Common Stock. Percent of Class. The shares of Common Stock held by DiFrancesco represent 9.7% of the Common Stock outstanding as of the date hereof.

         (b)  Number of shares as to which such person has:

              Sole power to vote or to direct the vote: 1,500,000
              Shared power to vote or to direct the vote: 0
              Sole power to dispose or to direct the disposition of: 1,500,000 Shared power to dispose or to direct the disposition of: 0 page 3 of 5 pages

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         (c)  On August 4, 1998, DiFrancesco acquired 500,000 shares of Common
              Stock from NorStar. On July 9, 1999 DiFrancesco acquired 1,000,000 shares of NorStar Common Stock

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7        Exhibits

N/A

                                page 4 of 5 pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: February 14, 2000


                                            HARRY F. DIFRANCESCO


                                            By: /s/ H.F. DiFrancesco
                                                -----------------------------
                                                Name:
                                                Title: President




                                page 5 of 5 pages